                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              ---------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended March 31, 2001


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____to _____

                        Commission file number: _________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Plantronics, Inc. 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Plantronics, Inc.
                345 Encinal Street, P.O. Box 1802
                Santa Cruz, California 95061-1802

                                                   Plantronics, Inc. 401(k) Plan

REQUIRED INFORMATION


The Plantronics, Inc. 401(k) Plan (formerly "Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan") (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended March 31, 2001 and March 25, 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

                                                   Plantronics, Inc. 401(k) Plan


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plantronics, Inc. 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        PLANTRONICS, INC. 401(K) PLAN
                                        -------------------------------------
                                                   (Name of plan)


Date: September 14, 2001                By:  /s/ Rich Pickard
     ----------------------------          -----------------------------------
                                                     (Signature)
                                        Name: Rich Pickard
                                        Title: General Counsel
                                        PLANTRONICS, INC. ON BEHALF
                                        OF THE PLAN ADMINISTRATOR OF THE
                                        PLANTRONICS, INC. 401(k) PLAN

PLANTRONICS, INC.
401(k) PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
MARCH 31, 2001 AND MARCH 25, 2000

PLANTRONICS, INC.
401(k) PLAN
INDEX
--------------------------------------------------------------------------------

                                                                                        PAGE
Financial Statements:

     Report of Independent Accountants                                                    1

     Statements of Net Assets Available for Benefits                                      2

     Statements of Changes in Net Assets Available for Benefits                           3

     Notes to Financial Statements                                                       4-9

Supplemental Schedule*:

     Schedule I - Schedule of Assets (Held at End of Year)                               10

* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Plantronics, Inc. 401(k) Plan
(formerly "Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan")

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plantronics, Inc. 401(k) Plan (the "Plan") at March 31, 2001 and March 25, 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


September 7, 2001


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


PLANTRONICS, INC.
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                   MARCH 31,          MARCH 25,
                                                     2001              2000
ASSETS

Investments, at fair value                        $38,632,658        $43,283,959

Receivables:
     Employer contributions                                --          1,115,096
     Participant notes                              1,200,392            925,400
                                                  -----------        -----------
                                                    1,200,392          2,040,496
                                                  -----------        -----------
Net assets available for benefits                 $39,833,050        $45,324,455
                                                  ===========        ===========


   The accompanying notes are an integral part of these financial statements.

PLANTRONICS, INC.
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                    YEARS ENDED
                                                             MARCH 31,         MARCH 25,
                                                               2001              2000
(DEDUCTIONS) ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income:
         Interest                                          $    618,791      $    511,153
         Net (depreciation) appreciation in fair
            value of investments                            (10,006,756)        7,577,874
                                                           ------------      ------------
                                                             (9,387,965)        8,089,027
                                                           ------------      ------------
     Contributions:
         Employer                                             2,076,634         1,484,068
         Employee                                             3,825,987         3,085,646
                                                           ------------      ------------
                                                              5,902,621         4,569,714
                                                           ------------      ------------
Total (deductions) additions                                 (3,485,344)       12,658,741

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefit payments                                         1,966,558         2,008,397
     Transaction charge                                           7,468             4,909
     Participant notes receivable terminated
         due to withdrawal of participant                         8,065            36,906
                                                           ------------      ------------
Total deductions                                              1,982,091         2,050,212
Change in forfeiture reserve, net                               (23,970)              807
                                                           ------------      ------------
Net (decrease) increase                                      (5,491,405)       10,609,336
Net assets available for benefits at beginning of year       45,324,455        34,715,119
                                                           ------------      ------------
Net assets available for benefits at end of year           $ 39,833,050      $ 45,324,455
                                                           ============      ============

   The accompanying notes are an integral part of these financial statements.

PLANTRONICS, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The following description of the Plantronics, Inc. 401(k) Plan (formerly "Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan") (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. In the event of any inconsistency between this general information and the Plan agreement, the Plan agreement shall control.

       GENERAL

       The Plan is a defined contribution plan established effective June 1, 1968 and most recently amended and restated in its entirety effective April 2, 2000. Eligible employees of Plantronics, Inc. become eligible and may elect to participate upon completing 90 days of service. The Plan is subject to the provisions of ERISA.

       CONTRIBUTIONS

       Participants may contribute an amount equal to not less than two percent for the plan year beginning on April 2, 2000 and one percent for plan years on and after April 1, 2001 nor more than 15 percent of their eligible compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, eight pooled separate accounts and Company Stock as investment options for participants. Salary deferral contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings and such contributions are remitted to the trust.

       Effective April 2, 2000, the Company will make a matching contribution in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of six percent (6%) of the participant's eligible compensation. Prior to April 2, 2000, the Company made a matching contribution in an amount equal to $.25 for each $1.00 contributed by a participant, up to a maximum of six percent (6%) of the participant's eligible compensation. Effective April 2, 2000, the Company will also make annual non-elective contributions equal to three percent (3%) of the participant's eligible compensation. The Company may also make discretionary contributions. The Company made a profit sharing contribution of $1,115,096 for the year ended 2000. Effective April 2, 2000, the Company will no longer make profit sharing contributions. Matching Company contributions are recorded monthly. Non-elective contributions and discretionary contributions are recorded annually.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings (or losses). Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PLANTRONICS, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


       VESTING

       Participants are immediately vested in voluntary, matching contributions and non-elective contributions plus actual earnings thereon (if any). Vesting for the Company profit sharing contribution and discretionary contributions is based on years of service. A participant becomes fifty percent (50%) vested after one year of service and one hundred percent (100%) vested after two years of service. However, an active participant will become fully vested upon his or her death, disability, reaching normal retirement age (65), or reaching early retirement age (age 55 plus two (2) years of service).

       PAYMENT OF BENEFITS

       On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account or a distribution in the form of annual installments over a period not to exceed the life expectancy of the participant and his/her beneficiary. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

       PARTICIPANT NOTES RECEIVABLE

       Participants may borrow up to a maximum of $50,000 or fifty percent (50%) of the vested portion of his or her account balance, whichever is less, subject to certain restrictions in accordance with provisions of the Plan agreement. Loans are treated as a transfer to/from the investment fund from/to participant notes receivable. A loan is secured by the balance in the participant's account and bears interest at a rate intended to be commensurate with market rates for similar loans, as defined (8.00% to 13.00% for the years ended March 31, 2001 and March 25, 2000).

       PLAN YEAR

       The Plan year is the 52 or 53 week period ending on the Saturday closest to March 31 of each year. Accordingly, the Plan's two most recent fiscal years ended March 31, 2001 and March 25, 2000.

       CASH EQUIVALENTS

       Contributions received prior to year end awaiting investment in the appropriate investment option at March 31, 2001 and March 25, 2000, are invested in the CIGNA Charter Guaranteed Short-Term Account, which is stated at fair value.

2.     SUMMARY OF ACCOUNTING POLICIES

       METHOD OF ACCOUNTING

       The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

       The Plan has adopted AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."

       INVESTMENT VALUATION

       Investments in the general account are non-fully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant notes receivable are valued at cost which approximates fair value. The Company Stock is valued at its quoted market price.

3.     INVESTMENTS

       Investments that represent five percent (5%) or more of the Plan's net assets are separately identified below.

                                                                                     MARCH 31,          MARCH 25,
                                                                                       2001                2000

       CIGNA Charter Guaranteed Long-Term Account                                  $ 11,047,324       $  8,239,007
          interest rates, 5.50%; 5.40%
       CIGNA American Century Ultra Fund(1)                                           2,662,599          4,163,666
          units, 53,103; 49,350
       CIGNA Fidelity Contrafund Fund                                                 2,453,218          3,417,426
          units, 29,776; 31,218
       CIGNA Fidelity Equity Income II Fund                                           4,769,375          4,749,275
          units, 104,340; 102,157
       CIGNA Fidelity Magellan Fund                                                   9,361,957         12,750,547
          units, 55,009; 55,413
       CIGNA Janus Worldwide Fund                                                           N/A          2,291,434
          units, N/A; 22,029
       Plantronics, Inc. Common Stock                                                 4,053,582          5,830,762
          shares, 228,114; 64,607

       (1) formerly "CIGNA American Century - Twentieth Century Ultra Fund"

PLANTRONICS, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


       INVESTMENT PERFORMANCE

       During the years ended March 31, 2001 and March 25, 2000, the Plan's investments (including interest, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in value as follows:

                                                                                              YEARS ENDED
                                                                                     MARCH 31,             MARCH 25,
                                                                                        2001                  2000

       General Account:
              CIGNA Charter Guaranteed Long-Term Account                            $   501,875          $   417,768

       Pooled Separate Accounts:

              CIGNA Charter Large Company Stock Index Fund                             (161,527)             49,703
              CIGNA Charter Small Company Stock - Growth Fund                          (351,631)            124,150
              CIGNA American Century Ultra Fund                                      (1,758,088)          1,361,586
              CIGNA Fidelity Contrafund Fund                                           (859,252)            770,768
              CIGNA Fidelity Equity Income II Fund                                      (94,646)            127,506
              CIGNA Fidelity Magellan Fund                                           (3,311,478)          2,611,055
              CIGNA Fidelity Puritan Fund                                                21,196              14,067
              CIGNA Janus Worldwide Fund                                             (1,101,636)            475,267
                                                                                    -----------          ----------
                                                                                     (7,617,062)          5,534,102

              Plantronics, Inc. Common Stock                                         (2,389,694)          2,043,772

       Participant Notes Receivable                                                      116,916             93,385
                                                                                    -----------          ----------

              Net (decrease) increase                                               $(9,387,965)         $8,089,027
                                                                                    ===========          ==========

PLANTRONICS, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


4.     INVESTMENT CONTRACT WITH INSURANCE COMPANY

       The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Long-Term Account. CG Life commingles the assets of the CIGNA Charter Guaranteed Long-Term Account with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Long-Term Account, the Plan is credited with interest at the rate specified in the contract which was 5.50% and ranged from 5.35% to 5.40% for the years ended March 31, 2001 and March 25, 2000, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Account for six (6) months. As discussed in
       Note 2, the CIGNA Charter Guaranteed Long-Term Account is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.     RELATED-PARTY TRANSACTIONS

       Plan assets include investments in funds managed by CG Life, an indirect wholly-owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of the Company's Common Stock, which is managed by National Financial Services Corporation, which also qualifies as a party-in-interest.

6.     PLAN TERMINATION OR MODIFICATION

       Although it has not expressed any intent to do so, the Company has reserved the right under the Plan to discontinue its contributions at any time and to terminate or modify the Plan at any time, and for any reason, subject to the provisions of ERISA. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts.

7.     TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated May 31, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in substantial compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

PLANTRONICS, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


8.     RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

       The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the amount of contributions accrued at March 25, 2000. The ending net asset balances are reconciled as follows:

                                                                          MARCH 25,
                                                                            2000

        Net assets, reflected on Form 5500                               $44,209,359
        Add: Employer contributions receivable                             1,115,096
                                                                         -----------
        Net assets, reflected in the financial statements                $45,324,455
                                                                         ===========

9.     FORFEITURES

       The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $46,293 and $24,015 at March 31, 2001 and March 25, 2000, respectively, is available to offset contributions which would be otherwise payable by the Company, in accordance with the Plan agreement. In 2001, Company cash contributions were offset by $25,518 from forfeited nonvested accounts. In 2000, no Company cash contributions were offset by forfeited nonvested accounts.

PLANTRONICS, INC.                                          SUPPLEMENTAL SCHEDULE
401(k) PLAN                                                           SCHEDULE I
SCHEDULE H (LINE 4I) FORM 5500 - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2001
--------------------------------------------------------------------------------

    (a)                   (b)                                     (c)                            (d)               (e)
                                                  DESCRIPTION OF INVESTMENT INCLUDING
             IDENTITY OF ISSUE, BORROWER,          MATURITY DATE, RATE OF INTEREST,                               CURRENT
               LESSOR, OR SIMILAR PARTY            COLLATERAL, PAR OR MATURITY VALUE            COST               VALUE
     *     Connecticut General Life          CIGNA Charter Guaranteed Long-Term                 N/A**           $ 11,047,324
           Insurance Company                 Account

     *     Connecticut General Life          CIGNA Charter Large Company Stock                  N/A**                661,859
           Insurance Company                 Index Fund

     *     Connecticut General Life          CIGNA Charter Small Company Stock -                N/A**              1,131,704
           Insurance Company                 Growth Fund

     *     Connecticut General Life          CIGNA American Century Ultra Fund                  N/A**              2,662,599
           Insurance Company

     *     Connecticut General Life          CIGNA Fidelity Contrafund Fund                     N/A**              2,453,218
           Insurance Company

     *     Connecticut General Life          CIGNA Fidelity Equity Income II Fund               N/A**              4,769,375
           Insurance Company

     *     Connecticut General Life          CIGNA Fidelity Magellan Fund                       N/A**              9,361,957
           Insurance Company

     *     Connecticut General Life          CIGNA Fidelity Puritan Fund                        N/A**                943,363
           Insurance Company

     *     Connecticut General Life          CIGNA Janus Worldwide Fund                         N/A**              1,544,561
           Insurance Company

     *     National Financial Services       Plantronics, Inc. Common Stock                     N/A**              4,053,582
           Corporation

     *     Plan Participants                 Participant Notes Receivable                       N/A**              1,200,392

     *     Connecticut General Life          Cash Equivalents (CIGNA Charter                    N/A**                  3,116
           Insurance Company                 Guaranteed Short-Term Account)

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.